

FOR IMMEDIATE RELEASE

SBS Technologies Reports Results of Third Quarter of Fiscal Year 2005 Ended March 31, 2005

Albuquerque, New Mexico *(April 19, 2005)* – SBS Technologies® (**Nasdaq: SBSE**), a leading designer and manufacturer of embedded computer solutions for the government, commercial, and communications infrastructure markets, today announced the results of its third quarter of fiscal year 2005 ended March 31, 2005. Highlights for the quarter include:

- Sales were $37.3 million.
- Net income was $256,000.
- EPS was $0.02.
- Gross profit as a percentage of sales was 42.5%.
- Backlog at the end of the quarter was $45.1 million.
- Bookings were $36.8 million, resulting in a book-to-bill ratio of .99 to 1.
- Cash increased nearly 9% from the prior quarter to $55.0 million.
- Five design wins were reported.

"Although our financial results for this past quarter were below our original expectations, our nine months sales are up 20% over the first nine months of last year and our nine month book-to-bill ratio is 1.02 to 1. We are executing a sound overall strategy, which we believe will continue to deliver growth in sales and earnings over the next several years. Sales for the quarter were below our original expectations due to the decrease in sales from key customers in the semiconductor manufacturing equipment industry, and softness in the Company's quick-turn, short lead time business. In addition, several government programs that we anticipated to start production in this fiscal year continue to be delayed," said Clarence W. Peckham, CEO of SBS Technologies, Inc. "The continued sales from lower margin, production business, competitive pricing primarily from commercial and communications customers, and the softness in the Company's higher margin, quick-turn business lowered gross margin as a percentage of sales," continued Peckham.

SALES

Sales for the third quarter were $37.3 million, an increase of 2% compared to $36.6 million in sales for last year's third quarter. On a sequential basis, total sales decreased 12%, compared to $42.2 million in sales for the quarter ended December 31, 2004. Sales for the nine months ended March 31, 2005 were $114.5 million, a 20% increase from $95.7 million in sales for the same period of the prior fiscal year.

SALES BY SEGMENT
(dollars in millions)

Three months ended:	Mar. 31, 2005	% of total	Mar. 31, 2004	% of total	Dec. 31, 2004	% of total
Americas Group	$22.9	61%	$26.3	72%	$27.0	64%
Europe Group	14.4	39%	10.3	28%	15.2	36%
Total	$37.3	100%	$36.6	100%	$42.2	100%

Nine months ended:	Mar. 31, 2005	% of total	Mar. 31, 2004	% of total
Americas Group	$73.3	64%	$70.0	73%
Europe Group	41.1	36%	25.7	27%
Total	$114.5	100%	$95.7	100%

By segment, sales for the third quarter by the Americas Group were $22.9 million, a decrease of 13%, and sales by the Europe Group were $14.4 million, an increase of 40%, 7% of which is the result of changes in currency exchange rates, both compared to the third quarter of the previous fiscal year. On a sequential basis, sales by the Americas Group decreased 15% and sales by the Europe Group decreased 5%, both compared to the quarter ended December 31, 2004. Sales for the nine months ended March 31, 2005 by the Americas Group were $73.3 million, a 5% increase, and sales by the Europe Group were $41.1 million, an increase of 60%, 10% of which is the result of changes in currency exchange rates, both compared to the nine-month period ended March 31, 2004.

SALES BY END MARKET
(dollars in millions)

Three months ended:	Mar. 31, 2005	% of total	Mar. 31, 2004	% of total	Dec. 31, 2004	% of total
Government	$17.4	47%	$17.8	49%	$18.8	45%
Commercial	9.0	24%	11.7	32%	12.0	28%
Communications	10.9	29%	7.1	19%	11.4	27%
Total	$37.3	100%	$36.6	100%	$42.2	100%

Nine months ended:	Mar. 31, 2005	% of total	Mar. 31, 2004	% of total
Government	$51.5	45%	$48.9	51%
Commercial	31.3	27%	29.2	31%
Communications	31.7	28%	17.6	18%
Total	$114.5	100%	$95.7	100%

By end market, for the quarter ended March 31, 2005, sales to government customers were $17.4 million, a decrease of 2%, sales to commercial customers were $9.0 million, a decrease of 23%, and sales to communications customers were $10.9 million, an increase of 53%, all compared to the third quarter of the last fiscal year. On a sequential basis, sales to government customers decreased 7%, sales to commercial customers decreased 25%, and sales to communications customers decreased 5%, all compared to the quarter ended December 31, 2004. For the nine months ended March 31, 2005, sales to government customers were $51.5 million, an increase of 5%, sales to commercial customers were $31.3 million, an increase of 7%, and sales to communications customers were $31.7 million, an increase of 80%, all compared to the same period of the prior fiscal year.

For the quarter ended March 31, 2005, as a percentage of total sales, sales to one communications customer, Ericsson, represented 17% and sales to one commercial customer, Applied Materials, represented 8%. No other customer represented more than 5% of sales.

NET INCOME

Net income for the quarter ended March 31, 2005 was $256,000, compared to $2.1 million for the same period of the prior fiscal year. For the nine months ended March 31, 2005, net income was $3.7 million compared to $2.5 million for the nine months ended March 31, 2004. Net income per common share – assuming dilution, for the quarter ended March 31, 2005, was $0.02, compared to $0.14 reported for the third quarter of the prior fiscal year. Net income per common share – assuming dilution, for the nine months ended March 31, 2005, was $0.23, compared to $0.16 reported for the same period of the prior fiscal year. The financial results for the three-month and nine-month periods ended March 31, 2004 included restructuring costs associated with the closure of the Carlsbad, California facility which negatively impacted net income per common share – assuming dilution by approximately ($0.01) and ($0.11), respectively.

GROSS PROFIT

Gross profit for the quarter as a percentage of sales was 42.5%, compared to 48.4% for the third quarter of the prior fiscal year, and 45.5% for the preceding quarter. Continued sales from lower margin production business, competitive pricing primarily from commercial and communications customers, and the softness in the Company's quick-turn, higher margin business lowered gross margin as a percentage of sales.

BACKLOG

Total Company backlog as of March 31, 2005 was approximately $45.1 million, compared to $44.4 million at the end of the third quarter of the last fiscal year, and $45.9 million for the preceding quarter. The total Company book-to-bill ratio was .99 to 1 for the quarter and 1.02 to 1 for the first nine months of fiscal year 2005. Total bookings were $36.8 million for the quarter and $116.3 million for the nine months ended March 31, 2005.

CASH BALANCE

The total cash balance at the end of the third quarter increased approximately 9% to $55.0 million, compared to $50.5 million for the quarter ended December 31, 2004, and SBS remains debt free.

DESIGN WINS

During the quarter ended March 31, 2005, SBS achieved five design wins. Each reported design win represents an initial purchase order of a minimum of $100,000 and is forecasted to produce a minimum of $500,000 in annual sales when in production. By end market, the design wins included three in the government market, one in the commercial market and one in the communications market.

In the government market, all of the design wins were system solutions. Two applications were avionics flight systems and the third was a naval sonar system. The commercial design win consisted of a single board computer for a semiconductor manufacturing equipment application, and the communications design win was a single board computer for a communications analyzer.

"We now have a total of 21 design wins for the first three quarters of this fiscal year. Our business development efforts in all markets continue to show an increase in opportunities, but these opportunities are taking longer than expected to turn into design wins and then into production," said Peckham.

NEW PRODUCTS

During the quarter ended March 31, 2005, SBS released twelve new products. Four were single board computers, two were InfiniBand® switched fabric products, three were system products and three were I/O products.

One of the product release announcements included two products that are part of the new VITA 41 product line. VITA 41 is a new industry specification that combines the latest VME bus technology with switched fabric technology. SBS is the first to offer a VITA 41 solution based on the InfiniBand switched fabric.

One of SBS' product releases was a software defined radio development system that combines an FPGA processor board, high performance analog I/O, an Intel® Pentium® single board computer, and development software. This is the first software defined radio system that SBS has released.

SBS released two more systems. One is a Mil Std 1553 Avionics bus flight monitoring system, a ruggedized system designed to be used in vehicles for real time avionics bus monitoring. The second system was a situational awareness system for military applications designed to capture and process image data from multiple sources on an aircraft.

The DS3/E3 I/O card SBS released is an Advanced Mezzanine Card (AdvancedMC) which adds to SBS' new product line supporting the Advanced Telecom Computing Architecture (ATCA).

"We are pleased to be the first in our industry to offer an InfiniBand-based VITA 41 solution. This opens up a new market for SBS for high performance VME-based applications. We are a solutions company, and we will continue to focus on providing our customers standard products with the latest technology," continued Peckham.

BUSINESS OUTLOOK

The following statements are based on current expectations and speak only as of the date of this release, April 19, 2005. These statements are forward-looking, and actual results may differ materially.

"In summary, we have seen a reduction in sales from the semiconductor manufacturing equipment sector, quick-turn business, and delays in production from government programs. However, we are confident we are taking the right actions to develop our business. We are maintaining our strong focus on product and global business development as evidenced by the growth in our European business, our recent investments in Asia, and our aggressive new product introductions. We believe that these actions will continue our long term growth," said Peckham.

"In the government market, opportunities continue to be based on upgrade programs as well as new applications in unmanned vehicles. Our systems business is still the majority of our government opportunities, and the delays in production from government programs we have experienced are primarily a matter of timing of follow-on orders. As previously announced, we have invested in additional resources to accelerate growth in this market."

"The commercial market is flat-to-slow growth with the key areas for SBS being semiconductor manufacturing equipment and medical. The strength of our company and market diversity enables us to weather the fluctuations of the cyclical semiconductor manufacturing market. We remain committed to this market and we continue to work with our customers on their current and next generation systems. Advanced medical applications require higher performance data transfer capabilities. Our InfiniBand product line is being evaluated for several of these applications."

"Communications sales in the wireless area are strong with Ericsson still being our number one customer. To support continued growth in this market, we have extensive development efforts underway for Advanced Mezzanine Card-based products for the emerging ATCA market. Feedback from our customers who have reviewed our Advanced Mezzanine products has validated our product plans. At SUPERCOMM® in June, we will be announcing several new additions to our Advanced Mezzanine Card product family. We believe that this product family will be a significant contributor to our long term growth."

"Looking forward, we believe the business conditions we experienced in the third quarter will continue through the balance of our fiscal year. Based on our forecasts, current backlog, and timing of new orders, we expect sales for the fourth quarter ending June 30, 2005 to be between $35 million and $37 million. For the fiscal year ending June 30, 2005, we expect our sales will be approximately $150 million. Since we currently are conducting our annual evaluation of our business plans, we have removed the financial model from our web site until this process is completed," continued Peckham.

CONFERENCE CALL INFORMATION

SBS will host a conference call to discuss further the results of the quarter at 4:45 p.m. Eastern Time, Tuesday, April 19, 2005. To access the call, dial toll-free (800) 988-9518, or international dial +1(610) 794-9308. The passcode for the conference call is "SBS." The call will also be webcast live, and later archived for a limited time in the Investor Relations section of the SBS web site at http://www.sbs.com. An audio replay of the call may be accessed approximately one hour following the conclusion of the call by dialing (866) 424-7870 or international (203) 369-0862. There is no passcode for the audio replay.   The replay will be available through April 30, 2005.

ABOUT SBS TECHNOLOGIES

SBS Technologies, Inc., (Nasdaq: SBSE) founded in 1986, designs and builds a wide range of standard and customized embedded computer products. Our products include processor boards, input/output modules, networking devices, and complete computer systems. Our products are used in many industries, including telecommunications, medical electronics, industrial automation and defense. Headquartered in Albuquerque, New Mexico, SBS maintains eight primary operating locations, has regional sales offices throughout the United States and has international sales and support offices in six countries. More information on SBS is available at www.sbs.com.

This release contains forward-looking statements regarding future events and the future financial performance of SBS, including future sales, earnings, market conditions, customer demand, and bookings, and the continued development of SBS' competitive position, that are subject to a number of risks and other factors which could cause the actual results to differ materially from those projected or implied in the forward-looking statements. Among these factors are: timing of receipt of government production orders; continued health of SBS' end markets, including the semiconductor manufacturing equipment market and the ATCA market; business and economic conditions generally affecting SBS' customers and their end customers, including but not limited to the changes in size and program priorities of military procurement budgets; a high degree of uncertainty and rapid change in the markets addressed by SBS' products that could reduce sales or render certain SBS products obsolete; customer demand for and acceptance of SBS' products which may affect both sales and margins; SBS' ability to design, test and introduce new products on a timely basis; SBS' technology capabilities; and the other risk factors listed from time to time in SBS' Securities and Exchange Commission reports, including those listed under "Risk Factors" in SBS' Annual Report on Form 10-K for the year ended June 30, 2004 filed with the SEC.

Tables to Follow


SBS Technologies, Inc. and Subsidiaries
Consolidated Statements of Operations
Thousands (except per share amounts)
(Unaudited)


		Three months ended March 31,		Nine months ended March 31,	
		2005	**2004**	**2005**	**2004**
Sales	$	37,334	36,592	114,464	95,672
Cost of sales		21,465	18,888	63,544	49,001
Gross profit		15,869	17,704	50,920	46,671
Selling, general and administrative expense		8,900	8,307	26,044	23,924
Research and development expense		6,556	5,471	18,163	15,029
Employee severance and consolidation costs		—	165	—	2,495
Amortization of intangible assets		439	538	1,407	1,638
Operating income (loss)		(26)	3,223	5,306	3,585
Interest and other income, net		265	95	610	541
Foreign exchange gains (losses)		159	(38)	(285)	(321)
		424	57	325	220
Income before income taxes		398	3,280	5,631	3,805
Income tax expense		142	1,148	1,974	1,331
Net income	$	256	2,132	3,657	2,474
Earnings per share data:					
Net income per share	$	0.02	0.14	0.24	0.16
Net income per share – assuming dilution	$	0.02	0.14	0.23	0.16


SBS Technologies, Inc. and Subsidiaries
Consolidated Balance Sheets
Thousands (except share amounts)
(Unaudited)


	March 31, 2005	June 30, 2004
<u>Assets</u>		
Current assets:		
Cash and cash equivalents	$ 55,014	47,943
Receivables, net	23,575	23,776
Inventories	26,930	26,249
Income taxes receivable	—	983
Deferred income taxes	1,346	1,351
Prepaid expenses	1,905	1,573
Other current assets	1,106	332
Total current assets	109,876	102,207
Property and equipment, net	7,795	7,979
Goodwill	17,934	16,734
Intangible assets, net	3,564	4,764
Deferred income taxes	13,430	13,173
Other assets	349	279
Total assets	$ 152,948	145,136
<u>Liabilities and Stockholders' Equity</u>		
Current liabilities:		
Accounts payable	$ 3,559	6,854
Accrued representative commissions	662	889
Income taxes payable	2,065	—
Accrued compensation	5,313	4,893
Accrued severance and consolidation costs	541	870
Other current liabilities	2,697	1,986
Total current liabilities	14,837	15,492
Other long-term liabilities	12	17
Total liabilities	14,849	15,509
Stockholders' equity:		
Common stock, no par value; 200,000,000 shares authorized; 15,642,929 issued and outstanding at March 31, 2005, 15,496,949 issued and outstanding at June 30, 2004	98,337	96,601
Unearned compensation	(146)	(29)
Accumulated other comprehensive income	5,087	1,891
Retained earnings	34,821	31,164
Total stockholders' equity	138,099	129,627
Total liabilities and stockholders' equity	$ 152,948	145,136

###

Contact: Jennifer D. Wade
Investor Relations
Tel. (505) 875-0600
Fax. (505) 875-0404
email: jwade@sbs.com